UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[XX] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to

Commission File Number 113928

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RBC – U.S.A. Retirement and Savings Plan
60 South Sixth Street, Dain Rauscher Plaza, Minneapolis, MN 55402

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal Bank of Canada
(Exact name of Registrant as specified in its charter)

Toronto, Ontario Canada
(State or other jurisdiction of)

200 Bay Street, Royal Bank of Plaza, Toronto, Ontario Canada M5J2J5
(Address of principal executive offices) (Zip Code)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

The following are furnished for the plan and are included in Appendix A:

RBC-U.S.A. Retirement and Savings Plan

Financial Statements as of December 31, 2003 and 2002 and for the Year Ended December 31, 2003, Supplemental Schedule as of December 31, 2003, and Report of Independent Registered Public Accounting Firm

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants
RBC-U.S.A. Retirement and Savings Plan
Minneapolis, Minnesota

We have audited the accompanying statement of net assets available for plan benefits of the RBC-U.S.A. Retirement and Savings Plan (the "Plan") as of December 31, 2003 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for plan benefits of the RBC-U.S.A. Retirement and Savings Plan as of December 31, 2002 was audited by other auditors whose report, dated June 25, 2003, expressed an unqualified opinion on the statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2003 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held and delinquent participant contributions as of December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

June 25, 2004

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments—at fair value:		
Employer stock funds:		
Royal Bank of Canada Stock Fund	$ 228,088,870	$ 186,511,872
Liberty Corporation Stock Fund	6,389,101	6,678,762
Common collective trusts:		
Wells Fargo Stable Return Fund	154,355,100	143,711,654
US Equity Index Commingled Pool	72,568,699	50,856,038
Mutual funds:		
Van Kampen Comstock Fund	90,060,396	68,183,026
Growth Fund of America	99,233,136	62,471,334
American Balanced Fund	82,029,236	54,101,624
Wasatch Core Growth Fund	57,152,067	35,397,496
Fidelity US Bond Index Fund	34,087,382	33,325,555
American Euro-Pacific Growth Fund	47,683,954	30,876,580
FMI Focus Fund	43,651,100	26,249,530
RBC MidCap Fund	34,837,548	24,060,955
TCW Galileo Value Opps Fund	12,178,816	5,581,915
Fidelity BrokerageLink	5,267,949	1,514,359
Participant loans receivable	16,188,102	14,525,834
Total investments	983,771,456	744,046,534
Receivables:		
Participant contributions	83,121	264,156
Employer matching fixed contribution	1,345,510	1,977,020
Employer variable contribution	9,325,967	11,359,010
Total receivables	10,754,598	13,600,186
Total assets	994,526,054	757,646,720
LIABILITIES—		
Accounts payable/accrued expenses	1,164,415	752,862
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 993,361,639	$ 756,893,858

See notes to financial statements.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS YEAR ENDED DECEMBER 31, 2003

INVESTMENT INCOME:	
Interest and dividends	$ 11,853,016
Net realized and unrealized appreciation in fair value of investments (Note 3)	178,389,970
Other income	911,455
Total investment income	191,154,441
CONTRIBUTIONS:	
Participant	53,881,641
Participant rollover	10,683,242
Employer, fixed matching and variable	29,481,525
Total contributions	94,046,408
DEDUCTIONS:	
Benefits paid to participants	69,873,095
Trustee and manager fees (Note 4)	1,586,805
Total deductions	71,459,900
TRANSFERS—	
Transfer of assets from other plans (Note 1)	22,726,832
NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	236,467,781
NET ASSETS AVAILABLE FOR PLAN BENEFITS—Beginning of year	756,893,858
NET ASSETS AVAILABLE FOR PLAN BENEFITS—End of year	$ 993,361,639

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the RBC-U.S.A. Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for complete information regarding the Plan's definitions, benefits, eligibility, and other matters.

General—As part of a benefits consolidation project for the U.S. RBC Companies, the Dain Rauscher Retirement and Savings Plan was amended in January 2002 to become the only 401(k) plan offered to active employees of RBC Companies in the U.S. and was subsequently renamed the RBC-U.S.A. Retirement and Savings Plan. Fidelity Management Trust Company ("Fidelity") was appointed as the new trustee effective January 1, 2002.

The Plan is a contributory defined contribution plan covering all eligible employees for RBC Liberty Insurance, RBC Prism Mortgage, Dominion Securities, the U.S. office of Royal Bank of Canada, and RBC Centura Bank (the "RBC Companies") in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Internal Revenue Code (the "Code").

The assets of a qualified plan, BMA Savings and Investment Plan, were merged into the Plan in November 2003. As a result, $22,726,832 of cash, investments, and loans were transferred into the Plan.

Eligibility—Employees may make pretax and after-tax contributions to the Plan upon hire. All employees are eligible to receive employer contributions beginning the first of the month following one year of service consisting of at least 1,000 hours.

Contributions—Employees may contribute up to 25% of their compensation to the Plan on a pretax basis. In addition, employees may also contribute up to 5% of their compensation to the Plan on an after-tax basis. Employees who were at least age 50 may contribute up to an additional $2,000 as a catch-up contribution under Internal Revenue Service regulations during 2003. Participant contributions are subject to maximum amounts as described in the Code. Employees may also contribute to the Plan by making rollover contributions which represent distributions from other qualified plans.

Once eligible for employer contributions, all employees, except for RBC Centura Bank employees, are eligible to earn two forms of matching contributions. A fixed match is paid by the RBC Companies throughout the year as eligible employees make deferrals that are equal to one dollar for every dollar of a participant's pretax contribution, on a maximum 3% of compensation. RBC Centura employees are eligible to earn a fixed matching contribution equal to one dollar for every dollar of a participant's pretax contribution, on a maximum 6% of compensation. The RBC Companies may also elect to make an annual variable contribution to the Plan at the discretion of its Board of Directors. The variable matching contribution may be up to two dollars for each dollar of a participant's pretax contribution on maximum 3% of compensation. All contributions are invested in accordance with participant investment elections.

Employee and employer contributions are limited to the extent necessary to comply with the applicable sections of the Code. For 2003, certain employees are subject to limits on the amount of matching contributions that they can receive. All RBC Dain Rauscher financial consultants and RBC Mortgage employees were limited to combined fixed and variable matching contributions of $3,000. After-tax contributions are not eligible for company matching contributions.

Participant Accounts—Each participant account is credited with the participant's voluntary pretax and after-tax contributions, the RBC Companies' fixed and variable matching contributions, and fund earnings. Fund earnings are allocated based on participant balances in each fund.

Participants may direct and redirect the balance of their account and contributions into any of the Plan's 13 investment options. Investment elections may be changed by the participant daily.

Investments—The various investment options available to the participants include the RBC Stock Fund, domestic large cap equity funds, an international equity fund, small cap equity funds, mid-cap equity funds, a balanced fund, an intermediate bond index fund, a stable return fund, and BrokerageLink, a self-directed brokerage account that allows participants to choose other mutual funds in which to invest. Separate fees apply to the BrokerageLink and are paid by participants that choose to use that option. In addition, employees of RBC Liberty Insurance may still have a balance in the Liberty Corporation Stock Fund. This fund is only available as a grandfathered investment option and cannot accept new contributions.

Vesting—Participants are immediately vested in their pretax contributions, after-tax contributions, and rollover contributions plus earnings thereon. Participants are 25% vested in the fixed and variable matching contributions after two years of service and vest in 25% increments per year thereafter. All participants are fully vested after five years of service. In addition, all participants become fully vested upon death or disability or if the Plan is terminated.

Forfeitures—Upon a participant's termination of employment, the unvested portion of the participant's account, if any, is forfeited. Forfeited amounts are retained in the Plan and used to reduce future RBC Companies' matching contributions. Forfeitures of $781,959 were used to reduce RBC Companies' contributions for the plan year ended December 31, 2003.

If a participant is rehired by the RBC Companies or by an affiliate within five years after termination, the participant shall receive a full restoration of the amount previously forfeited.

Loans to Participants—Participants may borrow from their vested account balance an amount not to exceed the lesser of 50% of their vested account balance or $50,000 reduced by the highest outstanding loan balance within the past year. The normal maximum loan repayment period is five years. If the purpose of the loan is to acquire a principal residence, then the loan repayment period shall not exceed 15 years. In general, participants are limited to one loan from their vested account balance. A second loan is permitted if used for the acquisition of a principal residence. Interest on participant loans is based on the prime rate plus 1%. Current interest on loans ranges from 4.5% to 11% and loans are due at various dates through 2017. Loans are generally repaid through regular payroll deductions.

Payment of Benefits—On termination of employment, participants may generally request distribution of their vested account balances. Participants may also request in-service distributions, which are limited to their vested account balance, for financial hardship purposes as defined by the Plan. In addition, eligible participants between ages 50 and 59-1/2 may request special distribution of certain amounts from the Plan, subject to minimum service requirements. Distributions from the

Plan are generally made in cash, except for the Royal Bank of Canada ("RBC") Stock Fund where participants can choose to have their value paid in cash or Royal Bank of Canada common shares.

Investment Diversifications—The Plan does not have any diversification restrictions. Plan participants are allowed to transfer funds among all investments available at their discretion.

Dividend Reinvestment—Dividends received on RBC common shares in the RBC Stock Fund are reinvested with no current tax consequence to the Plan or participants.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Contributions—Participant and RBC Companies' fixed contributions are recorded in the period the employer makes the payroll deductions. Variable matching contributions are recorded for the period the Board of Directors authorizes the contribution.

Benefits Paid to Participants—Benefits are recorded when paid.

Investments—The Plan's investments are stated at fair value using quoted market prices. Participant loans are stated at estimated fair value consisting of outstanding principal and any related accrued interest. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments.

Purchases and sales of investments are recorded on a trade-date basis.

Expenses—Investment fund fees are paid as incurred by each individual fund. The Plan pays the majority of administrative costs and expenses. The Plan has negotiated a rebate of some investment fund fees and uses these rebates to pay plan expenses. If any rebate dollars remain after expenses, they are credited to the plan participants based upon the participants' account balances as a percentage of plan assets. If the rebate dollars are not sufficient to cover all expenses, the participating employers pay the remaining expenses, which was $0 in 2003.

Interest and Dividend Income—Interest is recorded when earned and dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Certain Risks and Uncertainties—The Plan provides for various investment options in shares of registered investment companies, common collective trusts, and RBC and Liberty Stock Funds (which invest in RBC and Liberty shares). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3. INVESTMENTS

Investments as of December 31, 2003 and 2002 that represent 5% or more of the Plan's assets are as follows:

	2003	2002
Royal Bank of Canada common stock	$ 209,268,147	$ 170,634,011
Wells Fargo Stable Return Fund	154,355,100	143,711,654
Van Kampen Comstock Fund	90,060,396	68,183,026
Growth Fund of America	99,233,136	62,471,334
American Balanced Fund	82,029,236	54,101,624
US Equity Index Commingled Pool	72,568,699	50,856,038
Wasatch Core Growth Fund	57,152,067	

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $182,851,576 as follows:

Mutual funds	$ 106,339,371
Common collective trusts	22,003,606
Employer stock funds	50,046,993
	$ 178,389,970

The following summarizes the components of the employer stock funds, which are employee directed, at December 31:

	2003	2002
Royal Bank of Canada Stock Fund:		
Royal Bank of Canada common stock	$ 209,268,147	$ 170,634,011
Fidelity institutional cash money market fund	18,820,723	15,877,861
Total	$ 228,088,870	$ 186,511,872
Liberty Corporation Stock Fund:		
Liberty Corporation common stock	$ 6,137,250	$ 6,439,046
Fidelity institutional cash money market fund	251,851	239,716
Total	$ 6,389,101	$ 6,678,762

4. PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are managed by Fidelity Management Trust Company. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees expensed by the Plan for the investment management services amounted to $1,586,805 for the year ended December 31, 2003. As discussed in Note 1, participants may also elect to invest in an RBC Stock Fund.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the RBC Companies have the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will become fully vested in their account balances.

6. TAX STATUS

The Internal Revenue Service has determined and informed the RBC Companies by a letter dated April 10, 2002 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code requirements. The Plan has been amended since receiving the determination letter. However, the RBC Companies and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500